Filed Pursuant To Rule 433

Registration No. 333-275079

November 7, 2024

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: The current filing that people should be aware of is for a diversified product. So our product, the Grayscale Digital Large Cap Fund, GDLC, uh, owns Bitcoin, Ethereum, and other, uh, large cap tokens in smaller size, avalanche, XRP and, and solana. Um, so that could be the first, and that's an active filing.

HOST, THINKING CRYPTO PODCAST, TONY EDWARD: This content is brought to you by V Chain, which is a leading enterprise grade layer. One public blockchain spearheading a digital revolution from a sustainable, highly scalable, smart contract platform. The V chain blockchain has many unique features, which makes it an ideal choice for Web3 applications. V chain is working with many great enterprises, such as pwc, Givenchy, BMW, and Walmart, China. Most recently, they partnered with the Boston Consulting Group to build a revolutionary decentralized application ecosystem. I'm a big believer in this project. I have been since 2018. I've been a vet token holder for years, and this blockchain is highly scalable, uh, great with security and speed, and it has low energy consumption. If you'd like to learn more about V Chain, please visit v chain.org. Link will be in the description. Welcome into The Thinking Crypto podcast. I'm your host, Tony Edward, and my guest today is Zach Pandl, who's the head of research at Grayscale Investments. Zach, great to have you on.

PANDL: Thank you, Tony. It is terrific to be here with you today,

EDWARD: Zach, I'm excited to speak with you. Grayscale is, of course, a leader in many different financial products around crypto assets, and you guys continue to innovate and build new, uh, products. So I have a lot of questions for you around that, but I would love to get to know you a bit better. Tell us about yourself, where you're from, and what's your professional background,

PANDL: Yeah, absolutely. Well, I'm originally from Middle America. I'm from Wisconsin, originally, a Green Bay Packer, uh, diehard fan. But, uh, uh, you know, that <laugh> that stuff is a long, long time ago. I've been a New Yorker, uh, for the last couple of decades. And before crypto, I spent my, uh, time as a macro economist on Wall Street. And so, um, what that type of person does, an economist or a macro analyst on Wall Street, is you try to understand what's happening in the economy as a whole, uh, like GDP, inflation, federal Reserve policy, other government policies, and try to understand what that means for asset markets, stocks, bonds, currencies, commodities, et cetera. And at some point in that journey, I, uh, came to think that what's happening in crypto, what's happening in public blockchain technology is the biggest, most exciting, most interesting thing happening in all financial markets. And I just wanted to go do it, uh, full time. And so, um, you know, I have a, the really fortunate position to run research at, at Grayscale and to be immersed in the crypto topic, uh, all day long. And I really think it's the, the most fun corner of, of financial markets, and, uh, very lucky to have the role.

EDWARD: That's amazing. And I saw you spent time at Goldman Sachs and so forth. And the question I wanna ask you, because we've seen some economists and some of the Tradify folks still don't understand Bitcoin and crypto. They still have a negative view of it. But what was the aha moment for you? When did it click for you as someone who, once again, very different background, you're studying the economy and how it's currently constructed and so forth?

PANDL: Yeah, and I think all of my former colleagues, um, you know, are at different places in their crypto journey. Some of them have had that aha moment, some of them not yet. But I think inevitably, um, you know, the technology is gonna be ubiquitous, uh, for us. Um, and it will just be a, a normal part of the financial system that will require this education process. But as you say, it's still early stage technology. Bitcoin has only been around for 15, uh, years, much shorter as a major asset, uh, worth hundreds of billions of dollars now, a trillion, uh, dollars that's part of the global financial system. So, you know, for me, what was the aha, uh, moment? I think the, um, uh, you know, I think that that moment was really during the 2020, uh, period when, um, you know, two things came together. Uh, one is that Bitcoin behaved exactly as you would expect it to behave, given the macroeconomic things that were happening. The Federal Reserve had really easy policy to try to help the economy, uh, recover from Covid. So interest rates were super low. Um, the Fed was printing money as people say. Uh, the government was, uh, cutting taxes and, and sending out, uh, checks, and the economy was beginning to recover. So in that type of environment, the dollar weakened, gold increased, and Bitcoin increased really dramatically. So, um, you know, I think the aha moment was saying, look, Bitcoin is this asset now that behaves just like other macro assets, it behaves like the dollar bahaves like gold, and can be understood in exactly the same, uh, way. Now, the other important thing that was happening in 2020 was really the emergence, not just the very beginning stages, but the emergence of a pretty well articulated decentralized finance marketplace in crypto. This is more on Ethereum rather than, uh, Bitcoin. But the key thing to get across for your audience is it, I think, really demonstrated the breadth of all of the things that are happening in crypto. You know, Bitcoin is a really important asset that I'm incredibly excited about, but it's only about half by market cap of what is happening in, in crypto and all the other applications of, of public blockchain technology are so exciting. And so it's really those two things together, understanding the Bitcoin macro story and understanding, you know, all of the other applications of public blockchain technologies that make that gave me that aha moment. And I've seen so many other people go through that, uh, in the time since.

EDWARD: Hmm. In a way, it seems like this technology's a bit of a godsend in a sense, in a sense that you had the 2008 financial crisis and the fiat money regime that we live in, the world we live in seems to be at an end because we are now the US dollar reserve currency status. It's now being the base, right? And it's being challenged. But with, to your point of, uh, public blockchains and tokenization and smart contracts, you can have stable coins, which could help, uh, maintain that status. You have Bitcoin, which is truly hard money in a truly global asset class. Um, do you think the, these solutions here are here at the right time to help solve some of these problems?

PANDL: Yes, I think that's right. And, and it's important to emphasize for your listeners that the US dollar or the Japanese Yen or the Chinese Remin B or the Euro British pound, none of these currencies are going anywhere. You know, they're all gonna be with us for a, a long, long time. Uh, but the perspective to have is remember, you know, in the United States, we make transactions with dollars. We buy our coffee, we buy our blue jeans with with dollars. We pay our taxes in, in dollars outside of the United States. Wealthy people, corporations, governments choice on what assets they hold in a, uh, in a portfolio, what currencies they hold, that'll help store their value, maintain their purchasing power over time. And for a long time, the US dollar was the first choice. It's the world's that when we say the world's reserve currency, that's what we mean. It's where, uh, wealthy asset holders around the world wanna park their cash. And what I would like to emphasize is the dollar's not going anywhere, but we believe increasingly investors will substitute away from the dollar and into other assets. Mm-Hmm, <affirmative> people have enough dollars. We're printing more dollars all the time through debt issuance, and people wanna differentiate away, diversify away from the dollar into things like gold, into things like other foreign currencies. And most importantly for me, of course, into Bitcoin. And, you know, I think other things, other assets like physical gold may well benefit from these same macro trends is diversification away from the dollar. But in my personal opinion, Bitcoin will be the fastest horse, it'll be the best performing asset, uh, as a result of some of these, uh, big changes. So the dollar's not going anywhere, but it is being debased, as you say, or or macro policy in the United States, is running in such a way that's not consistent with continued dollar strength over the coming decade. And, uh, I quit my Wall Street job to come work in, in crypto. 'cause I wanna be correctly positioned for that. I wanted to, uh, uh, you know, I think, uh, there will be huge demand for hard money assets or physical and digital, uh, commodities that can provide a store of value ball work in a portfolio and protect against some of the risks from, from money printing, from, from big debts and deficits and from the changing world order that you're describing.

EDWARD: Hmm. And speaking of Wall Street, uh, it seems within the past year they've had their aha moment, uh, because you have the likes of BlackRock, fidelity, and maybe these folks issuing ETFs. Uh, obviously Grayscale was ahead of the curve, but the herd seems to be here, and then now they're tokenizing and they're getting involved in different ways, like custodying reserves for stable coin issuers and so forth. What are your, what are your thoughts on that? You know, given that, once again, you were at Goldman Sachs and out to see all these folks here?

PANDL: Absolutely. As you said, Grayscale was early in this story, launching a, uh, a Bitcoin, um, a product, an investment vehicle 11 years ago in, in September of 2013. So has been doing this a long time. But finally in January of this year, we were able to bring these products to market as ETFs, exchange traded funds, or exchange traded products, ETPs. Um, and that gave a much broader range of investors access to these products. And you see lots of different things, of course, just buy and hold investors that believe the Bitcoin, uh, story, whether they're individual investors or pensions and endowments, uh, that are looking to diversify their portfolios into this digital commodity. We've seen that. We've also seen a lot of hedge fund activity around these products. And sometimes they're doing more sophisticated trades where they're buying the ETFs and then going short on futures and trying to capture small differences in price, a kind of classic hedge fund, uh, strategy. So the point is, the institutionalization of the market is definitely moving fast, uh, now this year. And the ETFs or the ETPs, uh, have been a very important part of that. And I think that that continues to be the core thesis for this crypto cycle. If you look back to the last crypto cycle, if you will, you know, it was covid and lockdowns and people learning about, uh, crypto and sometimes, um, having some extra spending, uh, money around. And so it was very retail driven, uh, period in the market. Uh, I think we are going through a more institutional, uh, phase where, um, many traditional asset allocators are looking at the crypto asset class and saying, this thing fits in my portfolio, or I'm enthusiastic about decentralized technologies. I think they're gonna grow. And I want exposure, uh, to that, uh, to that trend in a, in a portfolio. So, so absolutely we are, uh, going through this phase of institutional adoption, and I still think it's pretty early innings, so maybe the third inning or, or something. Uh, and ha you know, for the current cycle has a, a long way to go. Something very important to watch over the coming year.

EDWARD: Mm-Hmm. Yeah, great point. So do you anticipate that, uh, look as many of these institutions they're buying, um, but they're also pitching it to their retail clients and accredited investors and institutional clients as well? Um, that the retail crowd will eventually, uh, come, come along? You know, maybe it's the mom and pop who didn't want to touch it, but hey, their advisors telling them, Hey, you can now get allocation via ETF and, and the endowments and the retirement accounts and the pensions and so forth.

PANDL: Yeah, absolutely. Gr crypto is a bottom up phenomenon that, you know, a grassroots phenomenon where people all around the world, uh, shared a common vision, uh, around, uh, the value of these, uh, assets. And that's what's gotten us, uh, there today. Um, we are going through a phase in which, uh, more investors that weren't there for the origin stories of Bitcoin, uh, whether, you know, they're, they're traditional investors that have a lot of other interesting things happening in their life, <laugh>, and they're not staring at early stage technology, uh, all the time. Uh, it's those investors that have assets that they want to invest, that wanna protect the value of those assets over time. Uh, you know, sometimes they're going through a financial advisor, sometimes they're approaching these products, um, you know, themselves as a self-directed, uh, individual investor. Um, but all, all of those investor types are now getting access to, to crypto and, and, and I would just say in cheap, safe, convenient, uh, vehicles through the exchange traded products. There's lots of different ways to buy Bitcoin, of course, but, uh, there's nothing that's gonna be cheaper, you know, more convenient and safer for an individual investor, as you know, that is putting real money into these products, uh, than using the the exchange traded product vehicle.

EDWARD: Hmm. Um, let's talk about Grayscale. Uh, if you can give a quick overview of Grayscale for those who may not know and the various products you guys have.

PANDL: Absolutely. So Grayscale is the world's largest crypto asset manager, um, crypto dedicated asset manager. Crypto is all we do. It's the only thing that we do. We don't have all kinds of other things going on, and crypto is a part-time, uh, job. We are, uh, 100%, uh, dedicated to the public blockchain, uh, space and have been, uh, doing this for 11 years, starting with GBTC, the Grayscale Bitcoin Trust launched 11 years ago, and, and of course, a very successful, uh, product. Today we run over 20 different, uh, crypto investment vehicles that range the spectrum from low cost ETFs on the exchange, you know, the great place for investors to get their access to Bitcoin and Ethereum. The two products where we have, uh, the ETP/ETF structure here in the United States, uh, all the way to a range of, uh, private vehicles for accredited investors that hold single tokens or diversified baskets of tokens, uh, for example, related to a certain theme, whether that is decentralized finance or decentralized artificial intelligence, which has been a big topic for crypto, uh, this year. So covering the spectrum. And our goal is just to give investors in the United States the, the best access to crypto investing within the regulated perimeter, uh, of the united, uh, of the United States, or the rules of the road as they, as we find them at the time, uh, and in a safe and secure, uh, wrappers that are really institutional grade. So, um, you know, for investors that are just experimenting with, uh, crypto, you know, doing a couple hundred dollars here and in there, you know, it can make sense sometimes to, to use the, the crypto exchanges that people are familiar with or, or wallets. Uh, but for investors that wanna put, uh, more capital, uh, and make kind of longer run investments, uh, in this space, uh, with, with meaningful amounts of capital, they wanna make sure that it's managed as safely and securely and efficiently they come to, to use Grayscale products.

EDWARD: And you mentioned the GBTC, that's the ETF, of course. What, tell us about the difference between that and the mini BTC trust. 'cause I noticed that was a product that was recently launched.

PANDL: Yeah, so, um, for new investors that are approaching Bitcoin for the first time, you wanna approach BTC, the our, that's our low cost, uh, ETF, um, lowest expense ratio in the business. Uh, you are getting, uh, institutional grade custody and liquidity at, you know, really compelling, uh, cost, that, that is usually going to be cheaper than any other way to acquire, uh, Bitcoin. So, uh, ticker BTC for Bitcoin, ticker ETH for Ethereum, these are the two, uh, new investor products that have the lowest cost structure, uh, in the marketplace. We also have GBTC, which is our legacy product that investors have had great success in, of course, over the last 11 years, investing with, uh, with Bitcoin, uh, and for investors that, uh, you know, have been along with that journey, this product continues to make, uh, sense with, for them, for the new investors, ticker, BTC is really the place to begin.

EDWARD: Hmm. Oh, got it. Okay. Um, man, you know, I wanna make sure you get, you guys get your flowers because Grayscale, that's so much for the market in creating these products and being ahead of the curve. But not only that, you guys sued the SEC when, you know, what the judges would call arbitrary and capriciously blocked the conversion to a Bitcoin spot, ETF. What's that journey been for you guys? Uh, you know, once again, being ahead of the curve and in doing all these things, and now because of your victory, it opened up the market for the rest of Wall Street.

PANDL: Absolutely. Um, you know, I haven't been here, uh, running research at Grayscale for the, the whole journey. And I have to credit the real visionaries who were, uh, you know, started the, the business, uh, and got, got us, uh, going, you know, 11 years ago was a very different time in, in crypto. And to sort of have that vision at the time of where this asset manager was heading, it, you know, deserves a lot of credit. Look, there's nothing easy about operating in this space. Uh, this is an early stage, uh, technology with, um, you know, with a, a really unique asset class. It's unlike anything, uh, else with, uh, you know, some lack of clarity on the rules of, of the road. And, uh, yet Grayscale has been successfully operating, uh, in the space for 11 years without, without incident and always leaning forward, you know, always, uh, trying to do best by investors and bring the most compelling products, uh, to market. So, as you say, how we got here, uh, with the Bitcoin ETFs took unfortunately, uh, took a, a lawsuit. Um, uh, you know, fortunately we were able to prevail in that, but Grayscale took the difficult decision to, uh, bring litigation against the SEC and, uh, ask a court to, uh, take a careful and fair and balanced look, uh, at how the, um, commission was, was treating the issue of Bitcoin ETFs, um, as is well known from people that work in this, uh, space. We won that, uh, lawsuit, and that's what brought these, uh, products, uh, to, to market. So we, we, you know, um, we don't wanna always take that step <laugh>, and I think that, um, we will see comprehensive legislation around digital assets in the United States in the next couple of years. That would be my own, uh, prediction, in which case we won't have to, uh, go through those types of steps to get, uh, investors access to the product types that they, they want. But when necessary, we will do what it takes to operate, uh, good products, uh, in this market, and to give our investors, uh, a good experience from, uh, investing in crypto. And I'm, you know, I think we can absolutely say we've done that, uh, to date, and we will continue to work hard at that for the next 11 years.

EDWARD: And I know you guys also have products around Altcoin, such as AVAX, yeah. XRP and so forth. Recently, there was a relaunch of the XRP Trust. Tell us about that decision to relaunch that.

PANDL: Yeah, so we've launched a ton of products. So this year, um, you know, really driven by investor interest as well as our own internal analysis of what we think, uh, are the most compelling opportunities in the marketplace, uh, at the moment. And so these things have ranged a huge spectrum from Bitcoin scaling ideas to, uh, AI related, uh, projects to some of the decentralized finance, um, uh, stalwart. So it's a whole range of things. XRP is one example of that. And I'd say that one, you know, really driven by investor interest. Uh, there are a lot of, uh, XRP enthusiasts, uh, out there. And, uh, we wanted to be able to, uh, offer that, uh, product. We previously offered an XRP product and, and withdrew it, uh, after some of the, uh, legal issues that emerged now that we're, um, you know, we, we felt we were ready to offer that product again, uh, today. And, uh, and the investor receptivity has been, has been very good. So, uh, it's really a combination of investor service and our own, uh, views on the industry opportunities that drive these, uh, product, uh, decisions.

EDWARD: So, of course, a lot of people want me to ask you, when is Grayscale gonna file for an XRP spot, ETF, and even a Solana spot, ETF?

PANDL: So, um, the current filing that people should be aware of is for a diversified a product. So our product, the Grayscale Digital Large Cap Fund, GDLC, uh, owns Bitcoin, Ethereum, and other, uh, large cap tokens in smaller size, Avalanche, XRP, and Solana. Um, so that could be the first, and that's an active filing. Um, and investors can take a look at that. Um, uh, that would be the first, uh, example of XRP making its way, uh, into the ETF uh, structure here in the United States. Uh, I can't comment on, on anything else. Um, I would say though that, um, you know, as we, because we talked about the lawsuit, the mechanism by which we were able to, uh, bring the lawsuit was by pointing out that, uh, the, there are futures contracts on Bitcoin and Ethereum on the Chicago Mercantile Exchange regulated, uh, futures exchange. And that's what created this unfair treatment or, or inconsistent, uh, treatment for this spot, Bitcoin and the spot Ether, uh, etp. So nothing else at the moment has listed futures, uh, XRP or Solana or, or whatever. Um, and so we just need to see how that evolves, how the futures market evolves, how the regulatory backdrop evolves before we know, um, you know, what the ETF product market structure is going to look like in the coming years. But I think that's okay. I mean, I, I think we are able to, uh, offer investors, um, you know, good access to these assets through our private fund structures, even if they're not quite yet available in, in ETF structures. And we'll get there, uh, over time.

EDWARD: Yeah, that makes sense. And there's a couple thoughts I have here, because I remember, I think it was about a month and a half ago, I spoke to SEC Commissioner Hester Purse, and I asked her the question, look, do you have to have a futures market to get a spot ETF approved? She said, no, but that's how the SEC has been doing it. And that's, many, many ETF experts are saying that, but it's not necessarily a mandatory requirement. But, uh, maybe they're gonna continue with doing that, maybe 'cause there's balance in the market. Second, my concern is if we approve a lot of these altcoin spot ETFs, the market may be too overwhelmed or is too early because we're seeing a lot, uh, inflows going into Bitcoin. ETH has been performing well, don't get me wrong, but it's a harder sell right? Digital gold and a hedge against inflation is the easier sell. And Bitcoin has this branding that a lot of people know about, uh, trying to pitch mom and grandma and grandpa bought smart contracts may be a bit difficult, or here's this other L1 one, what's the difference between Salona and Ethereum and XRP? So I don't know if you agree with those sentiments.

PANDL: Well, exactly right. Look, I, you know, the Salesforce here at Grayscale and the research team, uh, I don't think, uh, anyone is more on the front lines of talking about these, uh, ETF structures to, uh, the average investor. You know, we are out in the country, uh, talking about these things all the time. And I, I would really underscore your, your point about education. Uh, the Bitcoin, uh, story, although it's still, uh, growing of course, uh, is, uh, I think straightforward for people to understand, even if they don't understand everything about public blockchain technology, they do see the world around them and, uh, understand the value of a hard money asset, uh, like, like Bitcoin. And so that, that's why we've seen so much adoption of that technology. It's the macro thesis, um, you know, what's happening in the economy, what's happening with inflation, what's happening with the dollar that is causing people to gravitate to Bitcoin. Although Ethereum is the same underlying technology, it really is something completely different. Yeah. And people under know some of its applications. So I find that, uh, investors are f you know, becoming familiar with tokenization. Mm-Hmm. <affirmative> stable coins, decentralized finance prediction markets. You know, they have some flavor of all these things. And I think they don't really appreciate that Ethereum is the primary platform for these, uh, things, uh, today. So that's sort of the education process. You know, Ethereum, while for those of us who stare at crypto fair amount, you know, are pretty familiar with Ethereum and, and its use case and are used to using, um, uh, you know, software wallets and all this type of thing, interacting with the Ethereum, uh, blockchain. But for most people, this is a pretty far out idea. Uh, you know, they don't know that Ethereum is, you know, maybe the most important open source software project ever. Uh, so, so this will be become more obvious over time. And, um, what I'm most focused on is the tokenization angle. Um, for the next day, six to 12 months, if you see more traditional financial services firms tokenize assets on Ethereum, um, you know, that's going to wake people up to the use case of this, uh, this L1. And this, this blockchain, this technology, and I think will, uh, cause people to wanna own the asset in the ETF, uh, structure. So the education, the learning curve is just much, much bigger than it is for, uh, Bitcoin. And we're not, not there yet. I'm pretty confident that we will be getting there in the next short while. And the, uh, tokenization, uh, theme will be an important driver in my view.

EDWARD: And maybe to your point, uh, the index, uh, or the basket that you guys have filed for Yes, that's probably better because it's easy to say, get exposure to Bitcoin in the top four with it, or top five.

PANDL: Yeah, that's right. For investors that want to have a simple, uh, diversified exposure, you know, it's only five tokens, so, um, you know, it's not hundreds of tokens, but, but that's a great way to, to go, um, to have, uh, some bitcoin, some Ethereum, and some other assets. Um, that product has been running for, uh, a number of years, since the beginning of, of 2018. It has successful track record, and, uh, we hope we'll be up listed, uh, in the not too distant future as an exchange traded product.

EDWARD: Uh, I can't wait for that one. That, that's gonna be great. Um, now you mentioned tokenization. Do you foresee, maybe not this cycle, or maybe it's a couple years from now, as tokenization grows and there's more of the tradfy products and serv services, uh, tokenized on the blockchain, and even commodities like real estate that Grayscale may offer these products, uh, because maybe they're, they're tokenized on Ethereum or Solana, whatever, um, but you can create a product around that. Uh, I don't know if that's something outside of your wheelhouse or it'd be too out, out of left field, uh, but what are your thoughts on that?

PANDL: Some other asset managers are experimenting with on chain tokenization and finding that that's a way to reach their, uh, clients. Uh, that's not something that we are considering. Uh, today, of course, we watch closely these developments, um, but, uh, we, we don't see, uh, an immediate, uh, client demand, you know, client to service reason to offer those products. If that were to change, we would of course, uh, go ahead and, and do that. So what we're focused on giving clients exposure, uh, to tokens, uh, in their traditional, uh, vehicles, whether it's a brokerage account or a private investment, uh, vehicle, if our clients come to us and say, we wanna get exposure to these things on chain, we will, uh, certainly figure out a way to, to do that, uh, for them. So, we don't see the client need, although we are encouraged that other asset managers are making these experimental, uh, steps, and hopefully that helps further develop, uh, these blockchains and further develops the whole tokenization ecosystem.

EDWARD: Yeah, absolutely. It's still so early, and I know there's regulations, rules, and things that have to be put into place, but I tell you what, I I wouldn't mind investing in a trust or an ETF that Grayscale puts together for, uh, really hot real estate in New York City and Manhattan, right. Uh, <laugh>. 'cause I know, uh, what happens there and the, the real estate growth and value and so forth. If I'm able to own a piece of the Empire State Building, the Chrysler Building, and I pass that down to my kid, whatever, I don't know, but I'm just spitballing.

PANDL: Yeah, I think you'll see these things. I mean, uh, I think you will see, uh, um, every asset type essentially tokenized to some degree, and what, how much degree we'll, we'll find out. Um, uh, but, you know, for crypto native investors, like, like yourself, you know, you like holding assets in a crypto wallet and tokenized form. Most investors are not yet in that paradigm. They're used to investing things through their broker, through their Schwab account or, or whatever it might might be. Um, and so it'll take a little time before the world's investors have gravitated on chain. I don't think it'll take that long. Uh, but the whole process of tokenization, or let's say the supply of tokenized, uh, assets is going to move hand in hand with the demand for these things, has, uh, investors, um, increasingly find themselves on chain. You know, having access to these investments through crypto wallets, and, you know, it'll take a number of years to play out. But I, I do think it's a very important adoption trend for crypto and for Ethereum specifically. You know, it's one of the things that Ethereum stands out as a leading, uh, in contrast to, uh, you know, some of its L1 competitors.

EDWARD: Hmm. Now, are you blown away by the amount of inflows we've seen, uh, to these ETFs? It's been record breaking. I'm, I'm seeing a lot of the ETF experts are like, we have not seen anything like this. Uh, it's blowing all records out of the water, and it hasn't even been a year yet. What, what are your thoughts on the inflows?

PANDL: Well, we, we thought they would be very successful. So I don't know that I wanna say that I'm blown away. You know, we wouldn't have gone through the process of suing the SEC if we didn't think that there was tremendous demand, uh, for these types of, uh, vehicles in the, in the us. And I think that that has been, uh, validated. Um, so the products have taken in something like $24 billion, uh, year to date. Um, you know, the, as you say, the ETF experts will tell you that this is the most successful ETF launch of, of all time. These products now own about 5% of all the, the Bitcoin outstanding. Um, so yes, they've been hugely successful. It's very natural for investors to want to hold Bitcoin in an ETF wrapper. Um, you know, I, I, I think it, you know, of course, will be the main way that I own, uh, a Bitcoin. And, uh, you know, we'll see where we go, we'll see what, um, you know, what the inflows look like next year and beyond, and whether, uh, demand for Ethereum starts to, to pick up. But it's been a great start for these, um, for these products, um, and really, you know, cements their, their role in the US financial system for, for a long time to come. The one other thing I'd just say is, although the inflows have been, uh, large already, I I would, I do think that those were early adopters or fast followers. Um, you know, there are, although they're big numbers, there are many, many, uh, thousands, millions of investors that don't have access to these, uh, products and where the education and process is just getting started. So I think that the trend can continue deep into next year and beyond, um, as more and more investors are turned onto the asset class.

EDWARD: Yeah, I've been hearing that, like the major wirehouses haven't even gotten started. Correct.

PANDL: Yes, that's, that's right. Um, many investors do not have access to these products through their brokerage account or advisor relationship, even though they're available, uh, on exchange. Uh, that doesn't mean that everybody can, can access them through whatever process they're using. And that is one of the most important things that will change. Uh, we are having all those conversations. Uh, I think it's a fairly straightforward, uh, conversation for, uh, these, these platforms. Um, uh, so, you know, fingers crossed quite a lot of that will change in the next six months for

EDWARD: Sure. Now, I've, I don't know how much you can tell me about this, but I've heard that there are very different types of ETFs that could follow the spot, ETF, uh, because they exist in the tradify world. Are you guys looking into other types of ETFs around Bitcoin, ETH and so forth?

PANDL: Yes. I can't get into all the product plans, of course, but, um, but, uh, yeah, we have a, an ETF business and a private fund business. And on the ETF, uh, side of things, we are, um, you know, considering all of those permutations, um, we wanna make sure investors first and foremost have a great experience in the products that we already have put into the market. And so we're making sure that those products, uh, are, uh, trading at ultra tight spreads that investors have access to them, uh, um, that, you know, they can do all the types of trades that they want to. So, you know, today, priority is education about BTC and ETH, the two low cost of products. Uh, the track records have been great. The performance have been great. They're working great. So we wanna just make sure that those products, uh, are, um, leading the industry. Uh, first, uh, that being said, yes, we are looking at all the other permutations. Um, and, um, you know, we'll see where investor demand ends up, uh, being, you know, I think that's one of the open questions. We don't know that, um, you know, we don't know that the model will look exactly like it does in, in traditional finance, but I think you can expect ETF issuers to continue to experiment, uh, to give investors all the different, uh, options that they might, uh, be interested in other products with, with crypto. And we'll see ultimately where the assets, uh, end up. But today, priorities are about, uh, BTC and ETH. Um, and, uh, you know, I'm spending most of my time, uh, just making sure investors, uh, know about these products, uh, and, uh, and how well they stand up relative to our competitors.

EDWARD: Gotcha. And Zach, I don't know if you agree with me, but I think once we get staking in the Ethereum ETFs, I, I don't know what's the process for that. I don't know if you guys are working with the regulators on this, and I noticed that we still need clarity from the SEC, but that will make it very appealing.

PANDL: Well, I think it's already very appealing. I, I would kind of quibble with that a little bit, that, um, this question about staking was very important, uh, initially, are they gonna stake? Are they not? And, and in a perfect world, you would have that additional return, but it's important to emphasize that the return to staking is a small number, you know, 3% or, or something like, like that in a, in a ballpark. And, and these are very volatile assets that are held primarily for capital appreciation. And so while you, uh, you know, you might do a little bit better with, uh, staking, uh, it's really the price performance that matters first and foremost. And in the specific case of Ethereum, uh, even non staking token holders benefit from activity on the network. And, uh, because, uh, of the burning, uh, mechanism that happens on the chain, uh, this is kind of like an equity buyback, right? So when, so some companies, they pay dividends, some buyback their share, some do a combination of both. Ethereum defacto does a combination of both of those things. And so any token holder is benefiting from buyback. So I don't think staking is a key issue for the, for the ETFs. Um, I think education is a much more important issue. Um, and unstaked Ethereum, um, I still think will be an excellent investment, uh, over time. So, um, I, I certainly wouldn't hesitate recommending those, uh, products and we'll, we'll tackle the staking issue in due course, probably will need, uh, comprehensive legislation in the United States before we can sort that out entirely. Um, but, you know, in the coming years, we will, we will address that. I, I don't think it in any way, uh, should hold someone back from owning these products today.

EDWARD: Oh yeah, for sure. Like, you still wanna have that exposure. Right? Um, and, and maybe the, the, the staking would be the cherry on top of the sundae, right? Uh, right. Uh, yeah, that'd be, uh, nice to have. Um, you know, what's on your roadmap, uh, obviously you covered a lot about some of the things you guys are working on. Anything else you want to highlight?

PANDL: Well, let me say a couple of things. I mean, we, we always approach crypto from a macro and a micro, uh, standpoint. You know, Bitcoin is not a little technological curiosity. It's a trillion dollar asset in ETFs held by thousands and thousands of investors. And it behaves like a macro asset. It's driven by elections, by the health of the economy, by the behavior of the Federal Reserve. That's why someone like myself, um, a economist on Wall Street works in, in crypto, because Bitcoin needs to be analyzed in, in that way. And so, uh, the first thing that we're thinking about is all the macro stuff. You know, what are we gonna learn in the, uh, uh, election and what does that mean for government spending, for the behavior of the Federal Reserve for tariffs and trade, uh, barriers, et cetera, over the coming years? All of these things might happen for, might have implications for Bitcoin. So the first sort of thing on the roadmap, if you will, or the, you know, the agenda for us is understanding the macro, uh, backdrop investors that, uh, are involved in our products. They need to understand why, how Bitcoin behaves, why it, why it does what it does. And so we're here to help them with that process. And, and a huge part of that is understanding the macro. Hmm. And then you have the, the micro, uh, crypto is a, an early stage, uh, technology, uh, space, and there's so many interesting things happening all the time. And, uh, honestly, we could talk a whole call about this. So I'll just say one thing that has been most topical and is most important for us, uh, today, which is decentralized artificial intelligence technologies, decentralized ai or just DAI, uh, sometimes people will call it in, in crypto. And this, the idea here is that we have, uh, all of these powerful artificial intelligence, uh, technologies that are centralized. And in the same way that centralized systems can create challenges when it comes to money or when it comes to finance, we believe that they could create certain societal challenges when it comes to AI and the decentralized AI projects. How do we recreate some of what we see, uh, in closed centralized systems in a more open, uh, source, open architecture, permissionless, uh, way. And there are tons of exciting projects, uh, on this, uh, today. And, uh, and that's an area that we're really leaning into. I'd say that's where most of our new product, uh, announcements have come this year, where a lot of the research effort, uh, has been, so, I would say for investors that wanna go beyond Bitcoin and Ethereum and, you know, pe people that are eager to learn about early stage technologies. I'd say the decentralized AI space, um, is a great place to spend, a little time to get up to speed. I think this will continue to be a very, very exciting, uh, part of the crypto market for the coming years.

EDWARD: Hmm. Uh, I'm excited to see what you guys roll out. Uh, like I said earlier, you guys have been in the head of curve on many of these products, so, uh, I definitely wanna have you back on <laugh> maybe six months from now as Bitcoin is heading to a new all time high. And, and maybe there's something new that's coming around the corner. Um, you know, sticking to the macro conversation, uh, we've seen proposals like, for example, presidential candidate Donald Trump, and even Senator Cynthia Lummis, uh, proposing that Bitcoin become a treasury reserve asset that the United States can use. And we're seeing different countries around the world are buying Bitcoin. Um, you know, do, do you see, uh, and I wanna make sure I phrase this right, that eventually central banks will be holding Bitcoin and it becomes like gold. Uh, it's sitting alongside gold as, as a reserve asset.

PANDL: I think that that will be the case. Uh, uh, I think, uh, however, uh, my own personal opinion is that the United States will be, uh, a, a lagger rather than a leader in this process. And the reason for that is, although it's nice to see people talk about this in the United States context, you know, it demonstrates, uh, how enthusiastic, um, certain candidates are about crypto. I, I appreciate it for that reason. The United States does not have a history of having a sovereign wealth fund. Mm-Hmm. <affirmative>, uh, a big pool of assets that sends dividend, uh, dividends back to the government. And that's used to partly fund, uh, government spending. Uh, we don't really have that in the United States, but other countries do, particularly in East Asia and in the Middle East, it's fairly common to have these, uh, pools of government assets that are invested. Uh, in my view, that's where Bitcoin will make its first inroads into government to portfolios. I mean, of course, you have some cases already, El Salvador, confiscated Bitcoin, you know, mining in some countries. So you have some nation state involvement in Bitcoin already. But in terms of a portfolio asset, I think we should look for it to show up as a, a component of one of the sovereign wealth fund assets in the Middle East or in, uh, in Asia in the next couple of years. I would be totally unsurprised, uh, to, to see that. And then for central banks, you know, that'll come a little bit later. Um, you know, I think it, we will come, but, but further down the road, I think sovereign wealth funds are a very natural holder of Bitcoin. And I would not be surprised in the next, uh, several months to, to hear an announcement like that. You know, I don't know anything we, we will see mm-Hmm. Uh, but, but that's likely where it'll begin. I think Bitcoin fits great, uh, in the context of those types of portfolios.

EDWARD: Yeah, it's fascinating. You have Wall Street, you have companies adding Bitcoin as a reserve asset on their balance sheet. Um, and obviously the ETFs and some countries have already started, uh, adopting Bitcoin and it's sovereign wealth fund seemed to be the next, uh, domino that might falls I think so, yeah. Very fascinating. I'm also waiting to see, uh, some of these energy companies, uh, start to mine Bitcoin, uh, with their excess energy and blow off energy and so forth where they can monetize that wasted energy. I think that would be a big use, um, case.

PANDL: I think so too, in that, in a very important issue for the Bitcoin, uh, community. Um, you know, Bitcoin consumes energy, uh, but, um, many of us believe that can be used to help the energy transition needs of society, um, uh, and, you know, burning off, uh, excess methane, uh, for example, is an excellent way to, to do that. So these are, uh, fairly early stage efforts. These, these things do happen. But, um, you know, the more that, uh, Bitcoin's energy consumption is very important, uh, and very important to Bitcoin, I think well worth it, the value that we we get from, from Bitcoin. Um, but, but over time, you know, I think Bitcoin, because it is a really unique energy buyer, um, can help, uh, with the green transition in a lot of unique ways. And that's something I'm very excited to see, uh, over the next couple of years, is more and more efforts around around this, um, motivating miners to, uh, you know, to consume and to document their use of green energy and, um, and encouraging, uh, products, projects that can actually reduce, um, the, uh, emissions problems from certain projects like, uh, like, like open wells and, and other things that the Bitcoin community is trying to address.

EDWARD: Hmm. What are your thoughts on the stablecoin market? It seems to be heating up a lot of competitors are entering in. Is Grayscale looking to do anything with stable coins, whether it's a product or launching its own stablecoin?

PANDL: Uh, no, I think not, not for us. I mean, um, you know, this would be another example of something like tokenization, that's an adoption trend that will lead to demand. And I think, uh, uh, value growth for the underlying public blockchains like Ethereum. Uh, but it's not necessarily something that we need to, uh, offer a product, uh, in. But just for your listeners, what, you know, what is a stable coin? A stable coin is just cash, uh, on blockchain rails do usually dollar cash, uh, just tokenized dollars. Um, and, uh, and people use these both for, uh, to have a cash asset in the context of speculative trading to, you know, take, uh, off a risk and, and to put back on risk in the same way you'd have cash, uh, in a, uh, traditional, uh, investing setting. Uh, and also for payments, particularly cross border payments, um, and particularly in a, in emerging markets. And so, yeah, stable coins are a very important, um, uh, use. Uh, you know, in my view, we are not gonna make digital payments in the future that we do today. You know what? I wanna make a payment to Tony today. What happens is I message my bank and it begins to debit my account, and it sends a, a series of messages over a couple of days, and finally it settles as a credit, uh, at the financial institution that Tony Banks, uh, at. Uh, so it's a whole kind of cumbersome process that takes multiple days and debits and credits in the future. I'm gonna send a stable coin directly from my address to Tony's address. It'll be done in a matter of, uh, seconds. And there are no intermediaries, uh, at all. So I believe that stable coins and public blockchain tech will give us a sort of zero to one improvement in terms of cross-border payments. And we're very, very close, uh, to these really breaking out. And as you say, Tony, the, um, the introduction of traditional players that are already doing this type of, uh, FinTech activity into the stable coin market is very encouraging to see. And I think the outcome will be a primarily stable coin based cross-border payment system. You know, we, we will see if that proves to be, uh, correct, but that's the direction I think we're heading, you know, and I think the, the marketplace is poised for a lot of growth. Now. Somebody investing in crypto, they don't invest in stable coins. Stable coins are just a dollar, they're not gonna go anywhere, right? That's the whole point. They're stable. Um, but the growth in this market provides value to tokens like Ethereum, uh, like Solana, uh, you know, like, uh, stellar or others that have a fair amount of, uh, stable coin activity. So, so we will see, uh, how this, how this goes, but it's a very important adoption trend and something that I think will dramatically improve, uh, cross-border retail payments in the future. And I can't wait <laugh> for that to be the norm.

EDWARD: Yeah, absolutely. Um, I, I currently use some vendors, uh, who are overseas and we transact in stable coins, instant settlement. There's no confusion, there's no calling anybody, it just goes through exactly and done. It's

PANDL: Exactly, couldn't be, couldn't be easier. The, uh, and the, you know, anyone that has had to do a lot of cross-border payments, um, uh, you know, is familiar with all the retail applications or for the institutional level, all the correspondent bank kind of arrangements, uh, and it is really quite cumbersome and challenging and, and full of fees. So, you know, there are is a better solution. It works. Uh, that's why people in emerging markets, uh, that need these solutions the most are adopting stable coins, is that that works. Uh, it's cost effective, it's fast, it's cheap, it's transparent. You don't have to trust anyone. And for all those reasons, um, you know, we see Stablecoin organic adoption all over the world. I think that's something very, very likely to continue.

EDWARD: Hmm. Alright. Zach, I know we're coming up on time. I I got some wrap up questions here for you. First of course, if you could create your own metaverse, what would the theme be?

PANDL: Oh, gosh, that's a good question. I'm just gonna say Lambo Field, you know, green Bay, everybody's got a cheese head on. Let's, let's say that <laugh>

EDWARD: <laugh>, uh, some rapid fire questions. Favorite food?

PANDL: Uh, my favorite, uh, food. Oh, that's a, that's a tough one. Um, you know, I just, because we got through Halloween, I'm gonna say Butterfinger Candy, I don't know if that's my favorite food, but I've had so many, many Butterfinger in the last couple days. I can think of almost nothing else.

EDWARD: Yeah, I've been eating a lot of my kids' candy, uh, <laugh>, a lot of Snickers and, and Twix. Um, favorite musician and band, or band?

PANDL: Well, my favorite all time recording artist is Bob Dylan. Um, you know, for me, he, he's supposed to be in the Louvre, you know, right next to the Mona Lisa and everybody else is a second tier. So, so I'm a huge Bob Dylan, uh, a junkie. I have no idea what he thinks about Bitcoin <laugh>,

EDWARD: Uh, favorite movie

PANDL: And favorite movie. Um, you know, I <laugh> it's so hard. I, I don't watch a ton of movies. I got a busy house with, uh, with, uh, with, with, with kids. But, you know, I've always been a Star Wars, uh, junkie, so I've seen all the Star Wars many, many times in different orders, <laugh>, so I guess I have to go the whole franchise.

EDWARD: Yeah, no, Star Wars is great. Uh, favorite book

PANDL: And my favorite book. Um, geez, it's tempting to say something, uh, crypto related, uh, here. So I, so I, I will give that answer. I mean, I love, I, I do have lots of other, uh, books, but just for the sake of a, a crypto answer, uh, people that are just getting started, I, I do think that the, The basics of bitcoins and blockchains' is a excellent primer. Um, and, uh, it's, uh, what I give people that join Grayscale that are, uh, getting started and they need to have a solid foundation of all the basics. Um, that's a great way to, to start.

EDWARD: Hmm. I have not read that one, so I'll definitely check it out. Um, and finally, when you're not working at Grayscale, what are you doing for fun?

PANDL: Well, uh, I, I have, uh, a 13-year-old and 15-year-old, so I'm spending a lot of time on the sideline of soccer fields, uh, in a folding chair or cheering them on. Uh, that's, that's my main hobby these days.

EDWARD: Zach. Uh, I really appreciate your insights and I would love to have you back on as things progress with Grayscale and the market heats up. Thank you so much for joining me.

PANDL: It's my pleasure. Thanks for having us.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.